FILED BY INTERNATIONAL GAME TECHNOLOGY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: INTERNATIONAL GAME TECHNOLOGY

COMMISSION FILE NO. 001-10684

Announcement from Patti Hart

Executive Communications — January 2, 2015

Team,

I’m pleased to share the exciting news that we have reached another key milestone in our merger agreement with GTECH.  We have scheduled a special meeting of IGT shareholders to vote on the merger agreement on February 10, 2015.  Today’s press release is attached for your information.

As many of you are IGT shareholders, the IGT Board of Directors and Executive team strongly encourage you to take this opportunity to vote early and IN FAVOR of the agreement to express your support as the combined IGT/GTECH entity would:

•                  Create the world’s leading end-to-end gaming solutions provider with significant positions across all segments;

•                  Enhance global scale with a diversified product portfolio and geographic mix;

•                  Strengthen our industry-leading R&D effort; and

•                  Achieve superior financial strength with over $6B* in revenues and more than $2B* in EBITDA.

If you are a shareholder as of the close of business on January 2, 2015, you will be entitled to vote on the merger agreement either by telephone, Internet, or by signing, dating and returning the card enclosed with your proxy statement/prospectus.

Your support and focus are greatly appreciated as we continue to lead and transform gaming entertainment.

With gratitude,

Patti

*Combined results based IFRS for GTECH and US GAAP for IGT 2013; €/$ rate 1:36

Important Information for Investors and Securityholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Georgia Worldwide PLC, a newly formed holding company (“NewCo”), has filed with the SEC a registration statement on Form F-4 (File No. 333-199096), which was declared effective on January 2, 2015.  The registration statement includes a proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”), which is expected to be mailed to IGT stockholders on or about January 7, 2015.  INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on IGT’s website at IGT.com within the “Investor Relations” section or by contacting Investor Relations at 866-296-4232 (for documents filed with the SEC by IGT) or on GTECH’s website at gtech.com or by contacting Corporate Communications at 401-392-7452 (for documents filed with the SEC by NewCo).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the securityholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the securityholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 27, 2014 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or securityholder approvals in a timely manner or otherwise; the possibility that the transaction will not close, including by any failure to satisfy other closing conditions to the proposed transactions or a termination of the merger agreement and other risks and uncertainties described in IGT’s  Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed by IGT, GTECH and NewCo from time to time with the Securities and Exchange Commission. Except as required under applicable law, IGT does not assume any obligation to update these forward-looking statements.

FILED BY INTERNATIONAL GAME TECHNOLOGY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: INTERNATIONAL GAME TECHNOLOGY

COMMISSION FILE NO. 001-10684

 News Release

IGT Schedules Special Shareholder Meeting for February 10, 2015 to Vote on Approval of the Merger Agreement with GTECH

(LAS VEGAS — January 2, 2015) — International Game Technology (“IGT”) announced today that a special meeting of its shareholders has been scheduled to, among other things, consider and vote on a proposal to approve the previously announced Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company GTECH S.p.A., a joint stock company organized under the laws of Italy (‘‘GTECH’’), GTECH Corporation, a Delaware corporation (‘‘Gold US Sub’’), Georgia Worldwide PLC, a public limited company organized under the laws of England and Wales (‘‘Holdco’’) and Georgia Worldwide Corporation, a Nevada corporation (‘‘Sub’’), with IGT becoming a wholly owned subsidiary of Holdco upon consummation of the merger.

The special meeting will be held on February 10, 2015. IGT shareholders as of the close of business on January 2, 2015, the record date for the special meeting, will be entitled to notice of and to vote at the special meeting.

The merger is subject to certain closing conditions, including the approval of a majority of the outstanding shares of IGT’s common stock and the receipt of required gaming approvals.

Important Information for Investors and Securityholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

© IGT. All rights reserved.

News Release

IGT Schedules Special Shareholder Meeting for February 10, 2015 to Vote on Approval of the Merger Agreement with GTECH

Holdco has filed with the SEC a registration statement on Form F-4 (File No. 333-199096), which was declared effective on January 2, 2015.  The registration statement includes a proxy statement of IGT that also constitutes a prospectus of Holdco (the “proxy statement/prospectus”), which is expected to be mailed to IGT stockholders on or about January 7, 2015.  INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, HOLDCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on IGT’s website at IGT.com within the “Investor Relations” section or by contacting Investor Relations at 866-296-4232 (for documents filed with the SEC by IGT) or on GTECH’s website at gtech.com or by contacting Corporate Communications at 401-392-7452 (for documents filed with the SEC by Holdco).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Participants in the Distribution

IGT, GTECH and Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the securityholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the securityholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 27, 2014 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

News Release

IGT Schedules Special Shareholder Meeting for February 10, 2015 to Vote on Approval of the Merger Agreement with GTECH

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Holdco, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or securityholder approvals in a timely manner or otherwise; the possibility that the transaction will not close, including by any failure to satisfy other closing conditions to the proposed transactions or a termination of the merger agreement and other risks and uncertainties described in IGT’s  Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed by IGT, GTECH and Holdco from time to time with the Securities and Exchange Commission.  Except as required under applicable law, IGT does not assume any obligation to update these forward-looking statements.

News Release

IGT Schedules Special Shareholder Meeting for February 10, 2015 to Vote on Approval of the Merger Agreement with GTECH

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About IGT:

International Game Technology (NYSE: IGT) is a global leader in casino gaming entertainment and continues to transform the industry by translating casino player experiences to social, mobile and interactive environments for markets around the world. IGT’s acquisition of DoubleDown Interactive provides engaging social casino style entertainment to approximately 6 million players monthly. More information about IGT is available at IGT.com or connect with IGT at @IGTNews or facebook.com/IGT.  Anyone can play at the DoubleDown Casino by visiting http://apps.facebook.com/doubledowncasino or doubledowncasino.com .

IGT Contact:

Kate Pearlman

Vice President, Investor Relations and Treasury

+1 702-669-6451

Cindy Klimstra

Director, Investor Relations

+1 702-669-3299